UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.CL20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )* North Mountain Merger Corp.
(Name of Issuer) Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities) 661204107
(CUSIP Number) Mike Bell North Mountain LLC 767 Fifth Avenue, 9th Floor New York, NY 10153 (212) 451-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 22, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 661204107	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON North Mountain LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,306,250
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,306,250
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,306,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 661204107	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON Harbour Reach Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,306,250
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,306,250
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,306,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 661204107	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON Netherton Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,306,250
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,306,250
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,306,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 661204107	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON Netherton Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,306,250
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,306,250
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,306,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 661204107	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON BlueCrest Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,138,500
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,138,500
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 661204107	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON Michael E. Platt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,444,750
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,444,750
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,444,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 661204107	SCHEDULE 13D	Page 8 of 12

Item 1.  Security and Issuer.
This Schedule 13D relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) included in each publicly traded Unit (as defined below), and that shall be issued upon conversion of each Founder Share (as defined below), of North Mountain Merger Corp., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 767 Fifth Avenue, 9th Floor, New York, NY 10153.
Item 2.  Identity and Background.
(a) (c) (f) This Schedule 13D is being filed by BlueCrest Capital Management Limited (the “Management Company”), as investment manager to Millais Limited, a Cayman Islands limited company (the “Fund”); North Mountain LLC (the “Sponsor”), a Delaware limited liability company; the Sponsor’s Managing Member, Harbour Reach Holdings LLC (“Harbour Reach”), a Delaware limited liability company: Harbour Reach’s managing member, Netherton Investments Limited (“NIL”), a Guernsey, Channel Islands limited company; the sole shareholder of NIL, Netherton Holdings Limited (“NHL”), a Guernsey, Channel Islands limited company; and Michael E. Platt, a natural person and citizen of the United Kingdom (“Mr. Platt” and, together with the Management Company, the Sponsor, Harbour Reach, NIL, and NHL, the Reporting Persons”).
(b)          The principal business address of the Reporting Persons is c/o North Mountain LLC, 767 Fifth Avenue, 9th Floor, New York, NY 10153.
(d) (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Source and Amount of Funds or Other Consideration.
The Sponsor acquired the Founder Shares (as defined below), and the Private Placement Warrants (as defined below), in exchange for capital contribution of $25,000 and $4,145,000, respectively.  Such funds were derived from available working capital of the Sponsor.  The Fund expended $1,138,500 of its own investment capital to acquire the Units (as defined below) reported herein as being held on its behalf.
Item 4.  Purpose of Transaction.
Founder Shares
In connection with the organization of the Issuer, the Sponsor purchased 3,306,250 shares of Class B common stock (the “Founder Shares”) for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated July 14, 2020 between the Sponsor and the Issuer (the “Securities Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference.  As described in the Issuer’s registration statement on Form S-1 (File No. 333-246328)) under the heading “Description of Securities—Founder Shares,” the shares of Class B common stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date.
Units
On September 22, 2020, in connection with the Issuer’s initial public offering, the Management Company acquired for the account of the Fund, 1,138,500 units (“Units”) of the Issuer at $10.00 per Unit.  Each Unit consists of one share of Class A Common Stock and one-half of one warrant, each whole warrant entitling the holder to purchase one share of Class A Common Stock at $11.50 per share (as described more fully in the Issuer’s Final Prospectus dated September 18, 2020).  The warrants included in the Units will become exercisable on the later of 30 days after the completion of the issuer’s initial business combination or 12 months from the closing of the Issuer’s initial public offering.  The warrants included in the Units will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

CUSIP No. 661204107	SCHEDULE 13D	Page 9 of 12

Private Placement Warrants
Simultaneously with the closing of the Issuer’s initial public offering, pursuant to the Private Placement Warrants Purchase Agreement, the Sponsor acquired 4,145,000 warrants (the “Private Placement Warrants”) at a purchase price of $1.00 per Private Placement Warrant.  The Private Placement Warrants are identical to the warrants included in the Units sold in the Issuer’s initial public offering, except that the Sponsor has agreed not to transfer, assign or sell any of the Private Placement Warrants (except to certain permitted transferees) until 30 days after the completion of the Issuer’s initial business combination.  The summary of such Private Placement Warrants Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as an exhibit to the Current Report on Form 8‑K filed by the Issuer with the SEC on September 24, 2020.
Item 5.  Interest in Securities of the Issuer.
(a) (b) (d) Except as set forth below, the aggregate number and percentage of Class A Common Stock beneficially owned by the Reporting Persons on the basis of a total of 25,000,000 shares of Class A Common Stock outstanding, as reported in Exhibit 99.1 to the Current Report on Form 8‑K filed by the Issuer on September 24, 2020, are as follows:
i.	North Mountain LLC, Harbour Reach Holdings LLC, Netherton Investments Limited and Netherton Holdings Limited
The Sponsor may be deemed to beneficially own 3,306,250 shares of Class A Common Stock as a result of the Sponsor’s ownership of 3,306,250 Founder Shares. The Founder Shares automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment as described in this Schedule 13D.  This ownership represents 20.0% of the Issuer’s Class A Common Stock.
Harbour Reach Holdings LLC, Netherton Investments Limited and Netherton Holdings Limited may also be deemed to beneficially own the shares owned by the Sponsor.  The Sponsor, Harbour Reach Holdings LLC, Netherton Investments Limited and Netherton Holdings Limited may also be deemed to beneficially own 4,145,000 Private Placement Warrants, which are not exercisable until the later of 30 days after the completion of the issuer’s initial business combination or 12 months from the closing of the IPO.
ii.	BlueCrest Capital Management Limited
The Management Company may be deemed to beneficially own for the account of the Fund 1,138,500 shares of Class A Common Stock included in the Units, or 8.6% of the Issuer’s Class A Common Stock outstanding.  The Management Company may also be deemed to beneficially own 569,250 warrants included in the Units, which are not exercisable until the later of 30 days after the completion of the issuer’s initial business combination or 12 months from the closing of the IPO.
iii.	Michael E. Platt
Mr. Platt may be deemed to beneficially own 4,444,750 shares of Class A Stock, or 26.9% of the Issuer’s Class A Common Stock outstanding, which consists of the Founder Shares owned by the Sponsor and the shares included in the Units purchased by the Management Company for the account of the Fund. Mr. Platt may also be deemed to own 569,250 warrants included in the Units and the 4,145,000 Private Placement Warrants, which are not exercisable until the later of 30 days after the completion of the issuer’s business combination or 12 months from the closing of the IPO.
(c) None of the Reporting Persons has effected any transactions in the Issuer’s Class A Common Stock during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D which information is incorporated by reference.

CUSIP No. 661204107	SCHEDULE 13D	Page 10 of 12
(e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated by reference into Item 6 of this Schedule 13D.
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.
Securities Subscription Agreement between the Issuer and Sponsor
In connection with the organization of the Issuer, 3,306,250 shares of Class B common stock were purchased by the Sponsor for the amount of $25,000, pursuant to the Securities Subscription Agreement.
The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.
Registration Rights Agreement
On September 17, 2020, in connection with the Issuer’s initial public offering, the Issuer, the Sponsor and the Management Company entered into a registration rights agreement, pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act.  In addition, the holders have the right to include their securities in other registration statements filed by the Issuer.  The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.
Insider Letter
On September 17, 2020, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor and the Issuer’s directors and officers.  Pursuant to the Letter Agreement, the Sponsor has agreed that if the Issuer seeks stockholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination.
Pursuant to the Letter Agreement, the Sponsor has agreed not to transfer any Founder Shares (or shares of Common Stock issuable upon conversion thereof) until one year after the completion of the Issuer’s initial business combination or earlier if, subsequent to such business combination, (x) if the last sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (y) the Issuer consummates a subsequent liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their Common Stock for cash, securities or other property.  Notwithstanding the foregoing, the Letter Agreement provides exceptions pursuant to which the Sponsor can transfer such shares to certain permitted transferees as further described in the Letter Agreement.  Under the Letter Agreement, neither the Private Placement Warrants nor the shares underlying such warrants may be transferred (except to certain permitted transferees) until 30 days after the consummation of the initial business combination.
Pursuant to the Letter Agreement, the Sponsor has also agreed not to propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would modify the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not complete an initial business combination within 24 months from the closing of the IPO.  Under the Letter Agreement, the Sponsor also agreed it will not propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the shares of Common Stock underlying the units sold in the Issuer’s IPO if the Issuer does not complete a business combination within 24 months from the closing of its initial public offering unless the Issuer provides its public stockholders with the opportunity to redeem their shares upon approval of any such amendment.

CUSIP No. 661204107	SCHEDULE 13D	Page 11 of 12

Under the Letter Agreement, the Sponsor agreed to waive, with respect to any shares of the Common Stock held by it, any redemption rights it may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a stockholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of the Common Stock.
The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.
The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as an exhibit hereto.
Item 7.  Material to Be Filed as Exhibits.
Exhibit Number	Description of Exhibits
1	Joint Filing Agreement, dated as of October 2, 2020.

2
Power of Attorney, granted by Michael E. Platt in favor of Robert Heaselgrave and Steven Pariente, dated September 16, 2020 (incorporated by reference to Exhibit 24.1 to the Form 3 filed by Mr. Platt with the SEC on September 17, 2020).

3
Securities Subscription Agreement, dated July 14, 2020, between the Issuer and North Mountain LLC  (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on August 14, 2020).

4
Registration Rights Agreement, dated September 17, 2020, between the Issuer and certain other security holders named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8‑K filed by the Issuer with the  SEC on September 24, 2020).

5
Letter Agreement, dated September 17, 2020, among the Issuer, its officers and director and Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8‑K filed by the Issuer with the SEC on September 24, 2020).

6
Private Placement Warrants Purchase Agreement, dated September 17, 2020 by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8‑K filed by the Issuer with the SEC on September 24, 2020).

CUSIP No. 661204107	SCHEDULE 13D	Page 12 of 12

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  October 2, 2020
NORTH MOUNTAIN LLC

By:	Harbour Reach Holdings LLC, its Managing Member

By:	Netherton Investments Limited, its Managing Member

By:	/s/ Mike Bell
	Name:	Mike Bell
	Title:	Director

HARBOUR REACH HOLDINGS LLC

By:	Netherton Investments Limited, its Managing Member

By:	/s/ Mike Bell
	Name:	Mike Bell
	Title:	Director

NETHERTON INVESTMENTS LIMITED

By:	/s/ Mike Bell
	Name:	Mike Bell
	Title:	Director

NETHERTON HOLDINGS LIMITED

By:	/s/ Mike Bell
	Name:	Mike Bell
	Title:	Director

BLUECREST CAPITAL MANAGEMENT LIMITED

By:	/s/ Robert Heaselgrave
	Name:	Robert Heaselgrave
	Title:	Director

/s/ Steven Pariente
Steven Pariente, Attorney-In-Fact for Michael E. Platt